Exhibit 8.1

Table of subsidiaries of Shamir Optical Industry Ltd. (“Shamir”)

Name	Jurisdiction	Active/ Not active

Eyal Optical Industries (95) Ltd.	Israel	Active

Eyal Optics Holdings A.C.S. Ltd.	Israel	Not active

E. S. P. Optics Ltd.	Israel	Not active

Aspect Optics Ltd	Israel	Not active

Shamir Special Optical Products Ltd.	Israel	Active

Shamir Israel Optical Marketing Ltd.	Israel	Active

Shamir USA	USA	Active

Shamir Insight, Inc.	USA	Active

Altra Trading GmbH	Germany	Active

Inray Ltd.	Israel	Active

Shamir Or Ltd.	Israel	Active

Interoptic S.A.R.L.	France	Active

Shamir France S.A.R.L.	France	Active

Shamir Optical Espana S.L.	Spain	Active

Shamir Portugal LDA	Portugal	Active

Shamir Uk Limited	UK	Active

Cambridge Optical Group Limited	UK	Not active

Altra Optik Sanayi ve Ticaret A.S.	Turkey	Active

Centro Integral Optico S.A. de C.V.	Mexico	Active

Shalens S.A. de C.V.	Mexico	Active

Spherical Optics (Pty) Ltd.	South Africa	Active